UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2002

Commission File Number: 0-21388

                           Magal Security Systems Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [x] Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No [x]

                    The following are included in this Report on Form 6-K:

                     1. Press Release, dated December 3, 2002; and

                     2. Press Release, dated December 11, 2002.

         MAGAL RECEIVES ORDERS OF US$2.3 MILLION TO PROTECT CORRECTIONAL
                         FACILITIES IN CANADA AND THE US
                                DECEMBER 3, 2002


Yahud, Israel, December 3, 2002 - Magal Security Systems, Ltd. (NASDAQ NM: MAGS;
TASE: MAGS) today announced that its fully owned subsidiaries, Senstar-Stellar Corporation (SSC) and Senstar-Stellar, Inc. (SSI), have signed contracts to supply Perimeter Intrusion Detection Systems to correctional facilities in Canada and to a prison in the state of Pennsylvania. The total amount of both contracts is approximately US$2.3 million, of which orders for US$500,000 are expected to be executed in the year 2002.

SSC will design, supply, install and test its Intelli-Flex Fence Disturbance Systems at 12 Correctional Service Canada institutions located across Canada. SSC will also provide operational and technical training. The Intelli-FLEX sensors will be integrated into the existing Perimeter Intrusion Detection System (PIDS) Integration Unit. Six sites will be completed by March 31, 2003, with the balance anticipated to be completed by March 31, 2004.

Mr. Jacob Even-Ezra, Chairman of Magal, said: "The contract for protecting the Canadian correctional facilities follows previous orders of about US$3 million that SSC received from the same customer in January and in April, 2002. We are very pleased that the Magal's products continue to be chosen for the critical mission of preventing escape of inmates from correctional facilities."

About Magal Security Systems

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico and an office in China.

Revenues for fiscal year 2001 were US$41 million, with net income of US$3.2 million.

Magal trades in the U.S. on the NASDAQ market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission.

Contact:
Magal Security Systems, Ltd.
Raya Asher, C.F.O., 011-972-3-539-1444
email: magalssl@trendline.co.il
       ------------------------
or
Breakstone & Ruth International
Susan Borinelli
646/536-7018, 646/536-7100 fax
sborinelli@breakstoneruth.com
-----------------------------

  MAGAL SECURITY SYSTEMS ANNOUNCES A NEW MEMBER TO JOIN ITS BOARD OF DIRECTORS
                                DECEMBER 11, 2002

Yahud, Israel, December 11, 2002 - Magal Security Systems, Ltd. (NASDAQ NM:
MAGS; TASE: MAGS) today announced that Mr. Jacob Perry joined the company's Board of Directors effective December 10, 2002.

Prior to joining Magal as a director, Mr. Perry served 29 years at the Israeli General Security Service (GSS), out of which 7 years, from 1988 till 1995, as the Chief of the GSS and as of 1995 till today, Mr. Perry has been the President and CEO of Cellcom Israel Ltd., Israel's largest cellular phone operator. Apart from this position, Mr. Perry has served as an adviser to the Israeli Prime Minister on the subject of prisoners of war and missing persons. He was a board member of El-Al Israel Airlines and a member of the executive staff of many public organizations.

Mr. Jacob Even-Ezra, Chairman of Magal, said: "Mr. Perry already served as a member of Magal Board of directors from September 1995 till the end of 1996 and we are happy to have him back in this position. His experience and knowledge are a valuable asset which management is confident will substantially contribute to Magal's continued growth."

About Magal Security Systems

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico and an office in China.

Revenues for fiscal year 2001 were US$41 million, with net income of US$3.2 million.

Magal trades in the U.S. on the NASDAQ market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission.

Contact:
Magal Security Systems, Ltd.
Raya Asher, C.F.O., 011-972-3-539-1444
email: magalssl@trendline.co.il
       ------------------------
or
Breakstone & Ruth International
Susan Borinelli
646/536-7018, 646/536-7100 fax
sborinelli@breakstoneruth.com
-----------------------------

                                   SIGNATURES

                     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      MAGAL SECURITY SYSTEMS LTD.


Date:      December 30, 2002          By: /s/ Jacob Even-Ezra
                                         ---------------------------------------
                                         Name:  Jacob Even-Ezra
                                         Title: Chairman of the Board and Chief
                                                 Executive Officer